

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

April 19, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 10, 2018 The Nasdaq Stock Market (the "Exchange") received from

Landmark Infrastructure Partners LP (the "Registrant") a copy of the Registrant's application on Form 8-A

12(b) for the registration of the following securities:

Series C Floating-to-Fixed Rate Cumulative Perpetual Redeemable Convertible Preferred Units representing limited
partner interests

We further certify that the securities described above have been approved by the Exchange for listing and

registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with

effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery